TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032


06010512


SEC MAIL
PROCESSING
RECEIVED
JAN 26 2006
152
WASH, D.C.
SECTION

PRESS RELEASE

Trans America Industries Ltd. (TSX-V: TSA), is pleased to announce that it is nearing completion of its uranium acquisition program in the Western United States. Trans America has been funding a $US1.25 million uranium acquisition program through its syndicate partner, Neutron Energy. Under their joint venture agreement, Trans America holds the right to earn a 50% interest in Neutron Energy following the completion of its expenditure commitment.

The joint venture has acquired several projects in the Western U.S. where widespread uranium mineralization was identified in the past by some of the country's leading uranium explorers. "These acquisitions put us in a position to exploit the exploration and development potential in areas with known uranium mineralization employing both conventional and low cost In-Situ Leach extractive technologies," noted Trans America President, John K. Campbell.

Sufficient historical data is available to report on 3 of the 9 projects at this time with further information to be reported in the near future.

Copper Mountain District, Wyoming

This area consists of approximately 2,052 hectares of mineral rights, is located 56 kilometres from Riverton, where four large, low-grade, uranium deposits were discovered. The largest deposit, The Canning, hosts a "historical resource" of 25.98 million tons containing 8.78 million pounds of U_3O_8, which is not compliant with NPI 43-101 and will need to be upgraded to meet this standard. Approximately 40% of the North Canning deposit is currently held by the joint venture. Although these estimates are not NPI 43-101 compliant, the joint venture has no reason to question the integrity of the estimates.

Rocky Mountain Energy Company reportedly spent over US$20 million on exploration and evaluation programs including reserve and resource estimation, deposit modeling, geotechnical studies, metallurgical testing and process development, hydrological investigations, environmental data collection, and base line studies. They drilled over 1,800 core and rotary percussion holes (274,320 metres), and discovered and expanded several uranium deposits. Metallurgical test work indicated that the uranium mineralization was amenable to low cost mineral processing methods.

"The Canning deposit and adjoining area constitute a significant exploration and development opportunity in the coming year," said Campbell, who confirmed the joint venture "would either develop the project in-house or through some form of third party arrangement."

Sundance Uranium Project, Wyoming

The 3,572 hectare Sundance uranium project is located about 322 kilometres northeast of Casper, Wyoming.

In 1970 a joint venture between Nuclear Dynamics, Inc. and Bethlehem Steel Corporation, (NuBeth) acquired a land position of nearly 40,460 hectares which discovered substantial zones of low grade uranium mineralization associated with an extensive system of roll fronts and an In-Situ leach pilot plant was constructed and successfully operated. The NuBeth joint venture drilled more than 5,000 exploration and development holes in the vicinity of the Sundance deposit, defining a new uranium district that has been estimated to contain several million pounds of uranium at a grade of approximately 0.05% U_3O_8 (1). All the uranium mineral deposits in the area surrounding our claims have confirmed In Situ leach potential as demonstrated by the results of the pilot plant program undertaken by the NuBeth joint venture in the late 1970's.

The Company's mining claims cover important parts of two of the previously discovered deposits in the area and its state mining leases cover projections of the mineral systems to the north where the roll front complex has never been fully defined.

Edgemont District, South Dakota

These holdings include more than 1,942 hectares of mineral rights in the Edgemont uranium district that cover a substantial area of undeveloped uranium mineralization and exploration potential. The joint venture has also reached an agreement with a third party who has staked 45 unpatented lode mining claims comprising of 346 hectares that are contiguous with its mining claims.

Tennessee Valley Authority (TVA) acquired a large land position in the 1970's and subsequently discovered several significant uranium deposits in the Edgemont district. Historical resources identified in the various reports totalled several million pounds. The Trans America - Neutron properties have the potential to host in the range of 6 to 7 million pounds of this historical resource. This potential quantity is conceptual in nature and there has been insufficient exploration to define a mineral resource on the property and it is uncertain if further exploration will result in discovery of a mineral resource on the property.

Uranium mineralization at Edgemont area occurs as roll front deposits. The depth of uranium mineralization at the Edgemont project varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ leach-type situations.

"We are following some of the leading uranium explorers and with spot prices for U_30_8 currently exceeding $US36 per pound, the economic potential for these projects is extremely attractive," said John Campbell.

Director Appointed to Canadian Mining Hall of Fame

The Company wishes to congratulate one of its long time directors, Jim McDougall, who was recently selected for induction into the Canadian Mining of Fame. Jim is a true gentleman and an outstanding geologist whose contribution to the Canadian minerals industry is immeasurable.

(1) Comments of Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource

estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course. This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

TRANS AMERICA INDUSTRIES LTD.,

John K. Campbell, President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca